Mail Stop 6010

November 21, 2006

Bernard J. Walter
Chairman of the Board and President
Power Technology, Inc.
5300 Memorial Drive, Suite 700
Houston, Texas 77007

> **Re:** **Power Technology, Inc.**
> **Revised Preliminary Proxy Materials**
> **Filed November 20, 2006**
> **File No. 0-24857**

Dear Mr. Walter:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Who is eligible to vote, page 2

1.	We note your response to comment 1. We do not intend to comment further on this issue because it is a matter of state law, and it is your responsibility to ensure that you comply with state law. While we are not commenting further because the issue is one of state law, do not conclude that we agree with your position regarding whether the shares are void or voidable under state law, whether this is "a relatively minor technical problem," or whether your analysis supports your position that interested parties who receive unauthorized shares may vote those shares and ratify unauthorized issuances that benefited them directly. We are also not commenting on the accuracy or adequacy of your description of Nevada state law.

Security Ownership of Certain Beneficial Owners and Management, page 5

2.   Please expand the table to include Cornell Capital Partners. Also, tell us why the consultants who received 24.5 million shares are not included in the table.

What happens if the shareholders do not approve Proposal No. 1, page 3

3.   We note your response to comment 3. Please disclose in the filing whether ratification of all the issuances is required by state law, and explain why you are seeking ratification if it is not required under state law. Also, if shareholders are being asked to ratify these issuances, you need to provide more detailed disclosure about the material terms of the issuances so they can make intelligent voting decisions. While you discuss how ratification will affect existing claims of shareholders who received the unauthorized shares, expand to also discuss any claims other shareholders may have as a result of the numerous unauthorized issuances by the corporation and its Board of Directors and how ratification will affect those claims.

4.   We note your response to comment 4 and reissue the comment. Your argument seems to be that (1) because shareholders would not have had to approve these issuances if you had issued *authorized* shares initially and (2) because ratification is not required by state law, investors can be asked to ratify these transactions and give up certain rights without providing them with complete disclosure. We do not agree. We also believe that shareholders should have an opportunity to evaluate which share issuances they want to ratify and whether they want to vote for a proposal to increase authorized and unissued shares without ratifying any of the unauthorized issuances.

        As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 if you have questions.

                                        Sincerely,

                                        Peggy Fisher
                                        Assistant Director